UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           HI-TECH PHARMACAL CO., INC.
          -------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    42840B101
          -------------------------------------------------------------
                                 (CUSIP Number)

                               Mr. Bernard Seltzer
                           Hi-Tech Pharmacal Co., Inc.
                               369 Bayview Avenue
                           Amityville, New York 11701
                                 (516) 789-8228
          -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                    Copy To:         Martin M. Goldwyn, Esq.
                                     Tashlik, Kreutzer & Goldwyn P.C.
                                     833 Northern Boulevard
                                     Great Neck, NY 11021
                                     (516) 466-8005

                                     October 14, 1996
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
                                  Schedule 13D
--------------------------------------------------------------------------------
CUSIP No. 42840B101                     13D                 Page 2 of 10 pages
--------------------------------------------------------------------------------
       1.   Name of Reporting Person:  Bernard Seltzer
            S.S. or I.R.S. Identification No. of Above Individual:
--------------------------------------------------------------------------------
       2.   Check the Appropriate Box if a Member of a Group     (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
       3.   SEC Use Only
--------------------------------------------------------------------------------
       4.   Source of Funds  not applicable
--------------------------------------------------------------------------------
       5.   Check Box if Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or 2(e)                            |_|
--------------------------------------------------------------------------------
       6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
                                     7.   Sole Voting Power
            NUMBER OF SHARES              523,925
                                     -------------------------------------------
              BENEFICIALLY           8.   Shared Voting Power
                                          -0-
             OWNED BY EACH           -------------------------------------------
                                     9.   Sole Dispositive Power
            REPORTING PERSON              523,925
                                     -------------------------------------------
                  WITH               10.  Shared Dispositive Power
                                          -0-
--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            523,925
--------------------------------------------------------------------------------
      12.   Check Box if the Aggregate Amount in Row (11)
            Excludes Certain Shares                                   |_|
--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)
            11.7%
--------------------------------------------------------------------------------
      14.   Type of Reporting Person:  IN
================================================================================

================================================================================
                                  Schedule 13D
--------------------------------------------------------------------------------
CUSIP No. 42840B101                     13D                 Page 3 of 10 pages
--------------------------------------------------------------------------------
       1. Name of Reporting Person: The Bernard Seltzer Retained Annuity Trust S.S. or I.R.S. Identification No. of Above Individual:
--------------------------------------------------------------------------------
       2.   Check the Appropriate Box if a Member of a Group     (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
       3.   SEC Use Only
--------------------------------------------------------------------------------
       4.   Source of Funds  not applicable
--------------------------------------------------------------------------------
       5.   Check Box if Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or 2(e)                            |_|
--------------------------------------------------------------------------------
       6.   Citizenship or Place of Organization:  New York
--------------------------------------------------------------------------------
                                     7.   Sole Voting Power
            NUMBER OF SHARES              399,943
                                     -------------------------------------------
              BENEFICIALLY           8.   Shared Voting Power
                                          -0-
             OWNED BY EACH           -------------------------------------------
                                     9.   Sole Dispositive Power
            REPORTING PERSON              399,943
                                     -------------------------------------------
                  WITH               10.  Shared Dispositive Power
                                          -0-
--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            399,943
--------------------------------------------------------------------------------
      12.   Check Box if the Aggregate Amount in Row (11)
            Excludes Certain Shares                                   |_|
--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)
            8.9%
--------------------------------------------------------------------------------
      14.   Type of Reporting Person: 00
================================================================================

CUSIP NO. 42840B101                                         Page 4 of 10 Pages




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                           HI-TECH PHARMACAL CO., INC.
                        -------------------------------
                                (Name of Issuer)




ITEM 1.           Security and Issuer.

                  The title of the class of equity security to which this statement relates is the Common Stock, $.01 par value per share (the "Common Stock") of Hi-Tech Pharmacal Co., Inc., a New York corporation (the "Issuer"), whose principal executive offices are located at 369 Bayview Avenue, Amityville, New York 11701.


ITEM 2.           Identity and Background.

                  This statement is filed by Bernard Seltzer, a United States citizen with a business address at c/o Hi-Tech Pharmacal Co., Inc., 369 Bayview Avenue, Amityville, New York 11701 and The Bernard Seltzer Retained Annuity Trust, a New York trust, dated November 1, 1994 (the "Trust") with an address at c/o Law Offices of Mark S. Charwat, 600 Old Country Road, Garden City, New York 11530. The trustees of the Trust (the "Trustees") are Miriam Seltzer and David
S. Seltzer, who are Bernard Seltzer's wife and son, respectively. The business address of the Trustees is at c/o Hi-Tech Pharmacal Co., Inc., 369 Bayview Avenue, Amityville, New York 11701.

                  Bernard Seltzer's present principal occupation is Chairman of the Board, Chief Executive Officer and President of the Company. Miriam Seltzer's present principal occupation is being a housewife. David S. Seltzer's present principal occupation is Director, Executive Vice President - Administration, Treasurer, Secretary and Chief Operating Officer of the Company. During the last five years, neither Bernard Seltzer, Miriam Seltzer, David Seltzer nor the Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction

CUSIP NO. 42840B101                                         Page 5 of 10 Pages




subjecting them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.           Source and Amount of Funds or Other Consideration.

                  On October 14, 1996 Bernard Seltzer acquired 200,057 shares of the Common Stock from the Trust as payment of an annuity due to Mr. Seltzer under the Trust. No cash consideration was paid for any of such shares of Common Stock.

ITEM 4.           Purpose of Transaction.

                  The purpose of the transaction is the payment of an annuity due to Bernard Seltzer as grantor under the Trust.

ITEM 5.           Interest in Securities of the Issuer.

                  (a) Bernard Seltzer is the beneficial and sole owner of 523,925 shares of Common Stock of the Company. Based on the Issuer's representation that it had 4,475,707 shares of Common Stock issued and outstanding as of September 24, 1996 (excluding shares of outstanding warrants and stock options), Bernard Seltzer has in the aggregate a beneficial ownership of 11.7% of the Issuer's outstanding shares of Common Stock.

                  As of the date hereof, the Trust owns of record 399,943 shares of Common Stock, or a beneficial ownership of 8.9%, of the Issuer's outstanding shares of Common Stock.

                  (b) Bernard Seltzer has the sole right to vote or dispose of 523,925 shares of Common Stock. The Trust is the sole beneficial owner of 399,943 shares of Common Stock. Such 399,943 shares constitute approximately 8.9% of the shares of the Company's Common Stock outstanding as of September 24, 1996. Miriam Seltzer and David S. Seltzer, the Trustees of the Trust, together share the right to vote or dispose of such 399,943 shares. Miriam Seltzer is the beneficial and sole owner of 60,000 shares of Common Stock. David S. Seltzer is the beneficial and sole owner of 536,482 shares of the Company, which amount includes options to purchase 84,375 shares of Common Stock of the Company exercisable within sixty days of the date hereof and 37,256 shares of Common Stock owned by his wife and children.

                  (c) Except as disclosed above with respect to the 200,057 contributed shares, the Trust has not engaged in any transactions in the

CUSIP NO. 42840B101                                         Page 6 of 10 Pages




Company's Common Stock in the past sixty days. During the past sixty days, Bernard Seltzer has made the following purchases of the Common Stock in the open market:


          DATE                # OF SHARES                   PRICE
-----------------------  ---------------------    ------------------------------

          8/1/96                  100                      $ 6.125

          8/2/96                  100                        6.375

          8/5/96                  100                        6.375

          8/6/96                  100                        6.375

          8/9/96                  100                        6.375

          8/14/96                 100                        5.984

          8/15/96                 100                        5.984

          8/16/96                 100                        5.984

          8/19/96                 100                        5.875

          8/20/96                 100                        5.875

          8/21/96                 100                        5.875

          8/23/96                 100                        5.50

          8/26/96                 100                        5.875

          8/29/96                 100                        6.00

          9/10/96                 100                        6.00

          9/17/96                 100                        5.75

          9/18/96                 100                        5.75

          9/25/96                 100                        5.625

          9/27/96                 100                        5.50



                  (d) The beneficiaries of the Trust are The David S. Seltzer Trust, of which David S. Seltzer is the sole beneficiary; The Reuben Seltzer Trust, of which Reuben Seltzer is the sole beneficiary; and The Rebecca L. Seltzer Trust, of which Rebecca L. Seltzer is the sole beneficiary. The Trust Agreement for the Trust, incorporated herein by reference as an exhibit, provides that two years after the date of the Trust Agreement the remainder of

CUSIP NO. 42840B101                                         Page 7 of 10 Pages




the Trust's assets are to be equally distributed to such named trusts, so long as the above-named beneficiaries of such trusts shall then be living. Insofar the remainder of the Trust's assets on the date of such distribution will consist of all or a portion of the subject shares or the proceeds of same, the above-named beneficiaries may under such circumstances receive the subject shares and/or the proceeds of same.

                  (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  There are no contracts, arrangements, understandings or relationships with respect to securities of the Company between the persons identified in Item 2, or otherwise. Notwithstanding the foregoing, insofar as Miriam Seltzer, is a Trustee of the Trust, as well as Bernard Seltzer's wife, the Trust and Bernard Seltzer may be deemed to constitute a group for the purposes of this filing. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Mr. Seltzer and the Trust each disclaim beneficial ownership of the shares of Common Stock held by the other.

ITEM 7.           Material to Be Filed as Exhibits.

                  The following are filed as exhibits to this Statement on
Schedule 13D:

                  (a) The Bernard Seltzer Retained Annuity Trust, dated November 1, 1994, incorporated herein by reference from Schedule 13D dated November 11, 1994.

                  (b) Exhibit 7.1. Agreement of Joint Filing, dated the date hereof, by and between Bernard Seltzer and The Bernard Seltzer Retained Annuity Trust.

CUSIP NO. 42840B101                                         Page 8 of 10 Pages




                                    SIGNATURE




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   October 14, 1996

                                             /s/ Bernard Seltzer
                                             -----------------------------------
                                             Bernard Seltzer

CUSIP NO. 42840B101                                         Page 9 of 10 Pages




                                   SIGNATURE




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   October 14, 1996


                                             The Bernard Seltzer Retained
                                             Annuity Trust

                                             By:/s/ David S. Seltzer
                                                -------------------------------
                                                David S. Seltzer, Trustee


                                             By:/s/ Miriam Seltzer
                                                ------------------------------
                                                Miriam Seltzer, Trustee

CUSIP NO. 42840B101                                         Page 10 of 10 Pages



                                   EXHIBIT 7.1


                            AGREEMENT OF JOINT FILING



                  Bernard Seltzer and The Bernard Seltzer Retained Annuity Trust hereby agree that Amendment No. 1 to the Statement on Schedule 13D to which this Agreement is attached as an exhibit, as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended.


Dated October 14, 1996


                                        /s/ Bernard Seltzer
                                        ----------------------------------------
                                        Bernard Seltzer


                                        The Bernard Seltzer Retained Annuity
                                          Trust

                                        By:/s/ Miriam Seltzer
                                           -----------------------------------
                                           Miriam Seltzer, Trustee


                                        By:/s/ David Seltzer
                                           -----------------------------------
                                           David Seltzer, Trustee